SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

May 3, 2005

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F      X            Form 40-F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-             )

Enclosure:	Press release dated May 2, 2005 re. France Telecom’s sale of its shareholding in MobilCom

Paris, May 2nd, 2005

Press Release

France Telecom sells almost all its shareholding in MobilCom

France Telecom today announced the sale of a 27.3% stake in MobilCom AG to Texas Pacific Group (TPG), a US private equity fund, for a total cash consideration of € 265 million. Following the sale France Telecom will continue to own 1% in MobilCom.

This transaction reflects the withdrawal of France Telecom from the German residential and mobile market and is a part of the Group’s regular portfolio review - in view of its optimisation.

Press contacts : +33 1 44 44 93 93

Nilou du Castel

nilou.ducastel@francetelecom.com

Bertrand Deronchaine

bertrand.deronchaine@francetelecom.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: May 3, 2005	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information